EXHIBIT 99.1

FSD Pharma Announces Dr. Sanjiv Chopra is elected to FSD Pharma Board of Directors and Corporate Updates

Toronto, January 29, 2024 – FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions is pleased to announce the appointment of Dr. Sanjiv Chopra to its board of directors. Dr. Chopra will be replacing Nitin Kaushal, who has resigned from his position on the board. FSD Pharma thanks Mr. Kaushal for his contribution and wishes him well on his future endeavours.

Dr. Sanjiv Chopra

Dr. Sanjiv Chopra, MD, is Professor of Medicine and served as Faculty Dean for Continuing Medical Education at Harvard Medical School for 12 years. He serves as a Marshall Wolf Distinguished Clinician Educator Brigham and Women’s Hospital. Dr. Chopra has more than 170 publications and ten books to his credit. Dr. Chopra is Editor-in-Chief of the Hepatology Section of UpToDate, the most widely used electronic textbook in the world subscribed to by more than 1.5 million physicians in 195 countries. He is a sought-after inspirational speaker across the United States and abroad, addressing diverse audiences on topics related to medicine, leadership, happiness, and living with purpose.

Zeeshan Saeed, CEO said, "We are thrilled to welcome Dr. Sanjiv Chopra to the board. His extensive experience and profound knowledge in medicine align perfectly with our mission and values. As we bid farewell to Nitin Kaushal, we are confident that Dr. Chopra will help us steer FSD Pharma toward a prosperous future."

Corporate Updates

FSD Pharma has retained the services of SBS Intl Group LLC. (“SBS”), Draper, Inc. (“Draper”) and Carriage House Capital, Corp. (“Carriage”), which will each play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants.  Management has made this decision following a thorough review of capital on hand and allocated these resources to investor relations.

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SBS, based in 4300 US Highway 1, Suite 203 – 240, Jupiter, Florida, has been engaged for a 12 month term and with either party having the right to terminate the engagement agreement upon providing seven days’ notice. The contracts provide for the issuance of 100,000 options to purchase common shares of the Company (“Options”) upon signing with exercise price of CA$1.50 (US$1.05). If the contract is not cancelled prior to, 19,000 Options shall vest on the 45th day, and 9,000 Options to vest monthly in months four through twelve. If the contract is terminated any unearned Options shall not vest. This contract was signed January 24, 2024. The terms of the contracts can be changed, and the contract can be renewed by mutual consent.

Draper, based in 35 Crest Loop, Staten Island, New York, and Carriage, based in 6953 Amboy Rd. Staten Island, New York, have been engaged for a 12-month term and with either party having the right to terminate the engagement agreement upon providing seven days’ notice. The contracts provide for 350,000 Options to each of Draper and Carriage upon signing with exercise price of CA$1.50 (US$1.05) (700,000 Options in aggregate). If the contract is not cancelled prior to, 75,000 Options shall vest to each of Draper and Carriage on the 45th day, and 30,555 Options, subject to rounding, to vest monthly in months four through twelve to each of Draper and Carriage. If the contract is terminated any unearned Options shall not vest. This contract was signed January 24, 2024. The terms of the contracts can be changed, and the contract can be renewed by mutual consent.

SBS, Draper, and Carriage were engaged to, among others, provide a review of the Company’s financial requirements, consult the Company’s management on the status of its corporate awareness activities with brokerage firms, their brokers and money managers, provide the Company’s management their analysis of corporate capital structure, assist the Company in financing arrangement to be determine, provide analysis of the Company’s industry and competitors in the form of general industry reports provided directly to Company, and assist the Company in advising developing corporate partnering relationships. The terms of the contracts can be changed, and the contract can be renewed by mutual consent.

Any Options granted and any Common Shares issued under the foregoing, shall be subject to a statutory hold period expiring on the date that is four (4) months and one day from the date of such the Options grant, the Company equity incentive plan adopted on May 16, 2022 (the “Plan”), and the Options agreements evidencing such grants. Except as described in this news release, none of SBS, Draper and Carriage has any interest, directly or indirectly, in the Company or its securities, or any right or intent to acquire such an interest.

FSD Pharma has retained the services of IR Agency, based in 23 Downing Street, Newark NJ 07105 as consultants for building a digital community of potential investors for FSD Pharma. The contract start date is 12th of February and they are retained for a period of one month for 25,000 USD. The terms of the contracts can be changed, and the contract can be renewed by mutual consent. The contract was signed January 26, 2023.

FSD Pharma has retained the services of Beyond Media, based in 2212 NW 91st Street #1246 Miami, FL 33147 as consultants to create market awareness for FSD Pharma. The contract start date is 5th of February and they are retained for a period of two weeks for 12,500 USD per week. The terms of the contracts can be changed, and the contract can be renewed by mutual consent. The contract was signed January 26, 2023.

FSD Pharma has retained the services of Issuer Direct based at One Glenwood Avenue, Suite 1001, Raleigh, NC 27603-25821 for hosting and managing their website as well as for disseminating press releases. They are retained for a period of 1 year starting from July 17, 2023. For 37,046 USD annually. The terms of the contracts can be changed, and the contract can be renewed by mutual consent. The contract was signed July 17, 2023.

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About FSD Pharma

FSD is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD has also licensed UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly Nu”) and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release, including, the terms the letter of intent and investor relations agreements and the benefits to and obligations of FSD Pharma thereunder. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq;  the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; and other risk; and the inability of the Company to carry out the terms and realize upon the benefits of the letter of intent and investor agreements. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com , info@fsdpharma.com

Website: www.fsdpharma.com

ClearThink

Email: nyc@clearthink.capital

Telephone: (917) 658-7878

SBS Intl Group LLC.

4300 US Highway 1, Ste 203-240

Jupiter, Florida 33477-1125

Email: eborrell@yahoo.com

Telephone: 917-213-4061

Draper Inc.

35 Crest Loop

Staten Island NY 10312

Email: Mstreetipo@aol.com

Telephone: 718-966-4832

Carriage House Capital, Corp.

6953 Amboy Road

Staten Island NY 10309

Email: Mstreetipo@aol.com

Telephone: 718-966-4832

IR Agency

23 Downing Street

Newark NJ 07105

Email: Raf@ir.agency

Telephone: 862-210-5959

Beyond Media

2212 NW 91st Street #1246

Miami, FL 33147

Email: Michael@beyondmedia.me

Telephone: 646-575-6378

Issuer Direct

One Glenwood Avenue, Suite 1001

Raleigh, NC 27603-25821

Email: Nicholas.yetman@issuerdirect.com

Telephone: 919-228-6255

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